

Mailstop 3233

April 9, 2018

Via E-Mail
Robert F. Probst
Executive Vice President and Chief Financial Officer
Ventas, Inc.
353 N. Clark Street, Suite 3300
Chicago, IL 60654

> **Re:** **Ventas, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed February 9, 2018**
> **File No. 1-10989**

Dear Mr. Probst:

We have reviewed your March 20, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 8, 2018 letter.

Form 10-K for the year ended December 31, 2017

Note 2 – Accounting Policies

Accounting for Historic and New Markets Tax Credits, page 90

1. We note your response to prior comment 1, please tell us the total amount of capital contributions received from tax credit investors that are recorded within accounts payable and other liabilities as of December 31, 2017 and 2016. Further, please tell us the total amount of tax credits delivered to the tax credit investors that were recorded as a reduction in the cost basis of subject properties as of December 31, 2017 and 2016. Your response should address, but not be limited to, any such amounts that were recorded when the tax credit VIEs were acquired in 2016. In addition, please tell us how you

accounted for the tax credit investors' interest in the tax credit VIEs upon acquisition of these entities in 2016.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
  Commodities